

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2010

Mr. Vincent K. Petrella
Senior Vice President, Chief Financial Officer and Treasurer
Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117

      Re: Lincoln Electric Holdings, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2009
            Filed February 22, 2010
            File No. 000-1402

Dear Mr. Petrella:

      We have completed our review of your filings and do not have any further comments at this time.

                Sincerely,

                Jeff Jaramillo
                Accounting Branch Chief